UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

CIT Group Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

125591108

(CUSIP Number of Class of Securities)

Stuart Alderoty

Executive Vice President, General Counsel and Secretary

CIT Group Inc.

11 West 42nd Street

New York, New York 10036

(212) 461-5200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

John E. Estes, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$609,000,000.00	$75,820.50

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $609,000,000.00 in value of shares of the Common Stock, par value $0.01 per share, of CIT Group Inc.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $62,250.00	Filing Party: CIT Group Inc.
Form or Registration No.: Schedule TO	Date Filed: April 26, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission by CIT Group Inc., a Delaware corporation (“CIT” or the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended, on April 26, 2018, in connection with the Company’s offer to purchase for cash its common stock, par value $0.01 per share, at a per Share price not greater than $56.00 and not less than $50.00, net to the tendering stockholder in cash, less any applicable withholding taxes and without interest.

Only those items amended or supplemented are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment does not modify any of the other information previously reported on the Schedule TO. You should read this Amendment together with the Schedule TO, the Offer to Purchase dated April 26, 2018 and the related Letter of Transmittal.

ITEM 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following:

“On May 24, 2018, the Company issued a press release announcing the preliminary results of the Offer, which expired at 11:59 p.m., New York City time, on May 23, 2018. A copy of the press release is filed as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.”

ITEM 12.	Exhibits.

Item 12 is hereby amended and restated as follows:

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated April 26, 2018 (previously filed with Schedule TO on April 26, 2018).

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9) (previously filed with Schedule TO on April 26, 2018).

(a)(1)(C)	Notice of Guaranteed Delivery (previously filed with Schedule TO on April 26, 2018).

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (previously filed with Schedule TO on April 26, 2018).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (previously filed with Schedule TO on April 26, 2018).

(a)(1)(F)	Form of Summary Advertisement (previously filed with Schedule TO on April 26, 2018).

(a)(5)(A)	Press Release issued by the Company on April 25, 2018 (previously filed with Schedule TO on April 25, 2018).

(a)(5)(B)	Press Release issued by the Company on April 26, 2018 (previously filed on Form 8-K on April 26, 2018).

(a)(5)(C)	Press Release issued by the Company on May 24, 2018.

(d)(1)	Form of CIT Group Inc. Long-term Incentive Plan Restricted Stock Unit Director Award Agreement (Initial Grant) (incorporated by reference to Exhibit 10.39 to Form 10-Q filed August 9, 2010).

(d)(2)	Form of CIT Group Inc. Long-term Incentive Plan Restricted Stock Unit Director Award Agreement (Annual Grant) (incorporated by reference to Exhibit 10.40 to Form 10-Q filed August 9, 2010).

(d)(3)	Stockholders Agreement, by and among CIT Group Inc. and the parties listed on the signature pages thereto, dated as of July 21, 2014 (incorporated by reference to Exhibit 10.1 to Form 8-K filed July 25, 2014).

(d)(4)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (2014) (incorporated by reference to Exhibit 10.32 to Form 10-K filed February 20, 2015).

(d)(5)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2014) (incorporated by reference to Exhibit 10.35 to Form 10-Q filed May 7, 2015).

(d)(6)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2015) (with ROTCE and Credit Provision Performance Measures) (incorporated by reference to Exhibit 10.36 to Form 10-Q filed May 7, 2015).

(d)(7)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2015) (with Average Earnings per Share and Average Pre-Tax Return on Assets Performance Measures) (incorporated by reference to Exhibit 10.38 to Form 10-Q filed May 7, 2015).

(d)(8)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2016) (with ROTCE and Credit Provision Performance Measures) (incorporated by reference to Exhibit 10-42 to Form 10-K filed on March 16, 2017).

(d)(9)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (2016) (with Performance Based Vesting) (incorporated by reference to Exhibit 10-43 to Form 10-K filed on March 16, 2017).

(d)(10)	Form of CIT Group Inc. Omnibus Incentive Plan Performance Share Unit Award Agreement (2016) (with ROTCE and Credit Provision Performance Measures) (incorporated by reference to Exhibit 10-45 to Form 10-K filed on March 16, 2017).

(d)(11)	Form of CIT Group Inc. Omnibus Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (2016) (incorporated by reference to Exhibit 10-46 to Form 10-K filed on March 16, 2017).

Exhibit Number	Description

(d)(12)	Form of CIT Group Inc. Omnibus Incentive Plan Restricted Stock Unit Director Award Agreement (Three Year Vesting) (incorporated by reference to Exhibit 10-48 to Form 10-K filed on March 16, 2017).

(d)(13)	Form of CIT Group Inc. Omnibus Incentive Plan Performance Share Unit Award Agreement (2017) (with ROTCE Performance Measure and TSR Modifier) (incorporated by reference to Exhibit 10.39 to Form 10-Q filed May 8, 2017).

(d)(14)	Form of CIT Group Inc. Omnibus Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (2017) (incorporated by reference to Exhibit 10.40 to Form 10-Q filed May 8, 2017).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIT GROUP INC.

By:	/s/ Ellen R. Alemany
Name:	Ellen R. Alemany
Title:	Chairwoman and Chief Executive Officer

Date: May 24, 2018

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated April 26, 2018 (previously filed with Schedule TO on April 26, 2018).

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9) (previously filed with Schedule TO on April 26, 2018).

(a)(1)(C)	Notice of Guaranteed Delivery (previously filed with Schedule TO on April 26, 2018).

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (previously filed with Schedule TO on April 26, 2018).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (previously filed with Schedule TO on April 26, 2018).

(a)(1)(F)	Form of Summary Advertisement (previously filed with Schedule TO on April 26, 2018).

(a)(5)(A)	Press Release issued by the Company on April 25, 2018 (previously filed with Schedule TO on April 25, 2018).

(a)(5)(B)	Press Release issued by the Company on April 26, 2018 (previously filed on Form 8-K on April 26, 2018).

(a)(5)(C)	Press Release issued by the Company on May 24, 2018.

(d)(1)	Form of CIT Group Inc. Long-term Incentive Plan Restricted Stock Unit Director Award Agreement (Initial Grant) (incorporated by reference to Exhibit 10.39 to Form 10-Q filed August 9, 2010).

(d)(2)	Form of CIT Group Inc. Long-term Incentive Plan Restricted Stock Unit Director Award Agreement (Annual Grant) (incorporated by reference to Exhibit 10.40 to Form 10-Q filed August 9, 2010).

(d)(3)	Stockholders Agreement, by and among CIT Group Inc. and the parties listed on the signature pages thereto, dated as of July 21, 2014 (incorporated by reference to Exhibit 10.1 to Form 8-K filed July 25, 2014).

(d)(4)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (2014) (incorporated by reference to Exhibit 10.32 to Form 10-K filed February 20, 2015).

(d)(5)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2014) (incorporated by reference to Exhibit 10.35 to Form 10-Q filed May 7, 2015).

(d)(6)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2015) (with ROTCE and Credit Provision Performance Measures) (incorporated by reference to Exhibit 10.36 to Form 10-Q filed May 7, 2015).

(d)(7)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2015) (with Average Earnings per Share and Average Pre-Tax Return on Assets Performance Measures) (incorporated by reference to Exhibit 10.38 to Form 10-Q filed May 7, 2015).

(d)(8)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2016) (with ROTCE and Credit Provision Performance Measures) (incorporated by reference to Exhibit 10-42 to Form 10-K filed on March 16, 2017).

(d)(9)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (2016) (with Performance Based Vesting) (incorporated by reference to Exhibit 10-43 to Form 10-K filed on March 16, 2017).

(d)(10)	Form of CIT Group Inc. Omnibus Incentive Plan Performance Share Unit Award Agreement (2016) (with ROTCE and Credit Provision Performance Measures) (incorporated by reference to Exhibit 10-45 to Form 10-K filed on March 16, 2017).

(d)(11)	Form of CIT Group Inc. Omnibus Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (2016) (incorporated by reference to Exhibit 10-46 to Form 10-K filed on March 16, 2017).

(d)(12)	Form of CIT Group Inc. Omnibus Incentive Plan Restricted Stock Unit Director Award Agreement (Three Year Vesting) (incorporated by reference to Exhibit 10-48 to Form 10-K filed on March 16, 2017).

Exhibit Number	Description

(d)(13)	Form of CIT Group Inc. Omnibus Incentive Plan Performance Share Unit Award Agreement (2017) (with ROTCE Performance Measure and TSR Modifier) (incorporated by reference to Exhibit 10.39 to Form 10-Q filed May 8, 2017).

(d)(14)	Form of CIT Group Inc. Omnibus Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (2017) (incorporated by reference to Exhibit 10.40 to Form 10-Q filed May 8, 2017).